UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

First National Corporation

(Name of Issuer)

Common Stock, $1.25 par value

(Title of Class of Securities)

32106V107 (CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107

1	NAME OF REPORTING PERSON First National Corporation Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 230,846
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 230,846
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (See Instructions) EP

Item 1(a).   Name of Issuer:
First National Corporation

Item 1(b).   Address of Issuer's Principle Executive Offices:
112 West King Street
Strasburg, VA 22657

Item 2(a).   Name of Person Filing:
First National Corporation Employee Stock Ownership Plan

Item 2(b).   Address of Principal Business Office or, if none, Residence:
112 West King Street
Strasburg, VA 22657

Item 2(c).   Citizenship:
Virginia

Item 2(d).   Title of Class of Securities:
Common Stock, $1.25 par value

Item 2(e).   CUSIP Number:
32106V107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

Item 4.    Ownership.

(a)	Amount beneficially owned: 230,846 shares of Common Stock
(b)	Percent of class: 4.7% (based on 4,945,702 shares of Common Stock outstanding as of December 31, 2017)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 230,846
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 230,846

The First National Corporation Employee Stock Ownership Plan (the "ESOP") is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the benefit of participating employees and their beneficiaries. The ESOPs assets are held in trust by the First National Corporation Employee Stock Ownership Trust (the "Trust"), of which Elizabeth H. Cottrell, Scott C. Harvard, and James R. Wilkins, III are currently trustees (the "Plan Trustees"). The number of shares listed as beneficially owned represents the number of shares of Common Stock held in the ESOP by the Trust as of December 31, 2017. As of December 31, 2017, all of the 230,846 shares of Common Stock held in the ESOP were allocated to individual accounts established for participating employees and their beneficiaries. There were no unallocated shares of Common Stock held in the ESOP as of December 31, 2017.

Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees with respect to any corporate matter which involves the voting of such shares at a shareholder meeting and which constitutes a merger, consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or a similar transaction. Except for corporate matters otherwise described above, shares of Common Stock in the trust shall be voted by the Plan Trustees in the manner directed by the Plan Administrator, currently Dennis A. Dysart. Unallocated shares of Common Stock held by the ESOP, if any, are voted in the manner determined by the Plan Administrator. As a result of such shared voting power, the shares of Common Stock held in the ESOP are included in the shares beneficially owned by the ESOP.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Subject to the terms and conditions of the ESOP, cash dividends on Common Stock allocated to accounts of participating employees and their beneficiaries will be allocated to the respective other investment accounts of such participants. No individual participant has an interest in excess of 5% of the class of securities reported herein.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First National Corporation Employee
Stock Ownership Plan

Date: July 16, 2018	By:	/s/ Dennis A. Dysart
Dennis A. Dysart, as Plan Administrator